SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              September 22, 2003

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

          Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form 20-F ____X____                Form 40-F ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes _________                      No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________




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                                 EXHIBIT INDEX
                                 -------------


         This filing contains the following exhibits.






         EXHIBIT                   DESCRIPTION
         -------                   -----------

         99.1                      Press release dated September 22, 2003

         99.2                      Press release dated September 22, 2003


















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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    22 September 2003       Cambridge Antibody Technology Group PLC

                                 By:   /s/ Rowena Gardner
                                       -------------------------------------
                                 Name:    Rowena Gardner
                                 Title:   Director of Corporate Communications



















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